RESOLVED, that the appropriate officers of the Trust be, and each hereby are, authorized and empowered to, with the appropriate guidance of counsel, obtain from the Trust’s insurance broker a Fidelity Bond that provides coverage in the amount required by Rule 17g-1 of the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Trust are hereby authorized to do any and all other acts, in the name of the Fund and on its behalf, as the appropriate officers may determine to be necessary or desirable and proper in furtherance of the foregoing resolution.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

GRAND PRIX INVESTORS FUND

42125 SHADOW HILLS DRIVE
LANCASTER, CA 93536

Bond Number: 70437095

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on October 22, 2010
to 12:01 a.m. on October 22, 2011

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 50,000	$ 0
2. On Premises	$ 50,000	$ 5,000
3. In Transit	$ 50,000	$ 5,000
4. Forgery or Alteration	$ 50,000	$ 5,000
5. Extended Forgery	$ 50,000	$ 5,000
6. Counterfeit Money	$ 50,000	$ 5,000
7. Threats to Person	$ 50,000	$ 5,000
8. Computer System	$ 50,000	$ 50,00
9. Voice Initiated Funds Transfer Instruction	$ 50,000	$ 5,000
10. Uncollectible Items of Deposit	$ 10,000	$ 2,500
11. Audit Expense	$ 10,000	$ 2,500
12. Telefacsimile Instruction	$ 50,000	$ 5,000
13. Unauthorized Signature	$ 50,000	$ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

W. Andrew Macan

Secretary

John J. Degnan

President

Countersigned by ______________________

____
Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)

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